Exhibit 99.1

499 Park Ave, 4th Floor New York, NY 10022 +1 (847) 483-9401

July 23, 2018

David Marantz

Executive Vice President – Policy Acquisitions

GWG Life

220 South Sixth Street, Suite 1200

Minneapolis, MN 55402

David:

You have asked that we prepare a quarterly valuation of a GWG portfolio of life insurance settlements. The valuations were prepared under the assumptions described below, which you provided in phone conversations and e- mails. We utilized the revised policy portfolio data you provided on 07/19/2018 to project potential cash flows monthly following the 06/30/2018 valuation date, based on the premiums and other values in the policy records provided.

Data Reliance

In preparing these valuations, we relied upon:

●	Policy Data – We have relied on the portfolio data file as provided to us by GWG Life. This file and the policy data contained in it are assumed to have been prepared accurately and reflect current company supported product performance. The 06/30/2018 file had 1010 policies with total face amounts of $1,849,078,652, a net increase of 68 policies and net increase of $91,012,879 in face amount over the prior quarter. The 03/31/2018 file had 942 policies with total face amounts of $1,758,065,773.

●	Future Premiums Data – We have relied on GWG Life’s data regarding the future premiums to be paid on each policy. It is our understanding that GWG Life uses the MAPS software package along with data gathered from the actual premium payments to the life insurance carriers for each policy for projecting future minimum premium streams.

●	Life Expectancy, Values, plus any adjustments – We have relied on the life expectancy values provided by GWG Life. It is our understanding that GWG Life obtained these LE values using the following industry experts: 21st Services, AVS Underwriting, EMSI, Fasano Associates, ISC Services, LSI, and/or Predictive Resources.

Results

Using the assumptions stated below, we calculated the net present values as of the valuation dates using the specified discount rate of 10.45%. These results will be e-mailed to you in the Excel reports generated, including a Portfolio Summary and List of Policies, from the MAPS Portfolio valuation model.

	GWG Portfolio as of 06/30/2018
Number of Policies	1010
Total Net Death Benefit ($)	1,849,078,652
Discount Rate	10.45%	12.00%	15.00%
Expected Net Present Value ($)	726,063,244	676,033,613	595,069,736
Stochastic Analysis – 10,000 Scenarios
95th Percentile Net Present Value ($)	683,801,555	633,849,382	553,587,908
95% CTE Net Present Value ($)	673,854,704	624,061,100	543,800,257

The Expected Net Present Value is the probabilistic average value of the portfolio. These values are calculated actuarially; assuming that the amount of premiums paid and death benefits received are proportional to the probabilities of survival. Since death will occur at an unknown discrete point in time, the actual return for a policy, and a portfolio of policies, may vary significantly from the Expected Value.

Model Actuarial Pricing Systems, LP

499 Park Ave, 4th Floor New York, NY 10022 +1 (847) 483-9401

The Stochastic analysis can return information about the range of values that might be achieved along with probabilities that the results might be better or worse than the Expected or a specified level. The Stochastic analysis creates random scenarios where a discrete date of death is independently projected for each life based on its mortality curve. The net present value of the portfolio for each scenario is calculated as the present value of projected death benefits minus the present value of projected premiums. The scenarios are ranked by value. The 95th Percentile Net Present Value is the portfolio value exceeded by 95% of the stochastic scenarios. The 95% CTE is the Contingent Tail Expectation for the 95th percentile, and is the average of the 5% of scenarios with the lowest net present value.

The valuations (1) do not include premiums paid before the valuation date, and (2) assume that the insured remains alive at the valuation date. The valuations also assume that the policy COIs and policy expense charges remain at current levels in the future. If these charges are increased, the projected values would decrease. The above values do not consider any federal income or other taxes.

Summary of MAPS Model Settings and Assumptions

We used the following assumptions as discussed with you:

●	Insurance Policy Characteristics: Per portfolio data file as provided.
●	Policy Issue Date: Per portfolio data file as provided.
●	Insured Date of Birth and Gender: Per portfolio data file as provided.
●	Extended Death Benefit After Policy Maturity Age: Per portfolio data file as provided.
●	Optimized Premium Levels and Timing: Monthly premiums unadjusted per the portfolio data file as provided.
●	Per Policy and Portfolio Administrative Expenses: None, per the portfolio data file as provided.
●	Collection of Death Benefit Delay: 0 months, with 0.00% statutory interest credited.
●	Mortality: 2015 VBT Select & Ultimate Primary tables, by Age, Sex, and Tobacco Use.
●	Age Basis: Age Nearest Birthday.
●	Mortality Improvement: None.
●	Life Expectancy: One blended LE and corresponding UW effective date per life in the portfolio data file as provided.
●	Adjustment Applied to Stated LE: None.
●	Improvement Used by Underwriters: No.
●	Valuation Discount Interest Rates: 10.45% as specified, plus 12% and 15%.
●	Number of Stochastic Scenarios: 10,000.
●	Stochastic Random Seed input: 1234567
●	Stochastic Percentile Ranks and Contingent Tail Expectations: 95%, with additional reporting at 75%, 85%, 90%, 97%, and 99%.

Notice on Mortality and Volatility

Parties engaged in life settlements commonly obtain and use "life expectancies" in their considerations. While life expectancies are provided for individuals, they are developed from expected patterns of mortality of large groups of similar individuals. No one knows exactly when any one individual will die, nor is a life expectancy intended to suggest the time until death will be near the life expectancy. Any one individual may live much longer than his or her estimated life expectancy or that projected by applying a mortality rating to any particular mortality table. Even for a large group of lives, the actual mortality for the group may be less than expected for a variety of reasons (such as improvements in medical technology, unanticipated general mortality improvement, or incorrect estimation of the life expectancy). Stochastic simulation and sensitivity testing can help to quantify these risks, but such tests should not be interpreted as a guarantee of any particular financial outcome. Investors will earn less than expected on the policy of any individual who lives longer than his life expectancy.

Model Actuarial Pricing Systems, LP

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499 Park Ave, 4th Floor New York, NY 10022 +1 (847) 483-9401

Background

Model Actuarial Pricing Systems, LP is a subsidiary of Cantor Fitzgerald (a leading global financial services firm) providing life settlement software and services worldwide to a variety of customers including life settlement brokers, providers, consultants and investors.

Since its inception in late 1990s, the MAPS Single Policy Valuation Model has been the industry standard life settlement valuation model for both single life and joint life insurance contracts. Incorporating sophisticated analysis and valuation algorithms, the MAPS Model transformed the life settlements industry by providing actuarially correct valuation of the premium and death benefit cash flows associated with a life settlement transaction.

Very truly yours,

/s/ Lisa Simms
Lisa Simms
Model Actuarial Pricing Systems, LP

Model Actuarial Pricing Systems, LP

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